United States securities and exchange commission logo





                             May 14, 2021

       Keeren Shah
       Finance Director
       AccuStem Sciences Ltd
       107 Cheapside, 9th Floor
       London EC2V 6DN United Kingdom

                                                        Re: AccuStem Sciences
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed May 7, 2021
                                                            File No. 000-56257

       Dear Ms. Shah:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20-FR/A#1 Filed May 7, 2021

       Financial Statements, page F-1

   1. We note your response to comment 10. As previously requested, please provide robust disclosure in your
notes to the financial statements as to how the financial statements of the underlying business
were prepared. If true, please revise to specifically confirm the assertions made in the
next to last paragraph of your response to prior comment 10:
                                                            That the financial
statements reflect all the costs of doing business related to the
                                                             StemPrintER
project;
                                                            That any costs
Tiziana has incurred since the completion of the Demerger have been charged to the
Company and these form the related party balance on your balance sheet; and
                                                            That no allocation
of expenses is required as the Company has incurred all costs directly.
 Keeren Shah
AccuStem Sciences Ltd
May 14, 2021
Page 2
Note 5. Intangible Assets, page F-10

2.    We note your response to comment 13. Please address the following:
          As previously requested, please tell us how the intangible asset is defined, including descriptions of the underlying licenses and technologies;
          Please disclose the reasons supporting your determination that the intangible asset should have an indefinitely useful life per IAS 38.122(a); and
          Please expand your disclosures to better address how you determined the fair value under the cost approach, including what consideration you gave to obsolescence. In addition, your response indicates that you also considered the valuation determination by the approval of the High Court in the UK of 4 million. Please further explain the nature of this valuation that was performed and further your consideration of this value in arriving at your fair value amount. Refer to IFRS 13.B8-B9.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at 202-551-3692 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameKeeren Shah
                                                          Division of
Corporation Finance
Comapany NameAccuStem Sciences Ltd
                                                          Office of Life
Sciences
May 14, 2021 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName